July 10, 2012

Amy M. Geddes, CPA
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St. N.E.
Washington, DC 20549-3561

Re:	Sibling Entertainment Group Holdings, Inc.

Dear Ms. Geddes:

We are counsel to Sibling Entertainment Group Holdings, Inc. (“SIBE”). We are responding to your comment letter dated July 9, 2012 (the “July 9 Letter”). We wish to substantiate SIBE’s assertion that notwithstanding the material deficiencies outlined in Form 10-KA for year ended December 31, 2011, filed July 6, 2012 (the “10-K”) that SIBE’s disclosure controls and procedures are on the whole effective.

You noted that SIBE’s inability to timely file required quarterly and annual reports precluded management’s assessment that SIBE’s disclosure controls and procedures are effective. Upon further consultation with SIBE’s management, we have concluded that the statement in the 10-K regarding the cause of the late filing of the 10-K and the 10-Q for the quarter ended March 31, 2012 is not correct. The delay in filing the 10-K and the 10-Q for the quarter ended March 31, 2012, resulted from the change in accounting firms and not from ineffective disclosure controls and procedures.

Although the weaknesses outlined in the 10-K did not result in untimely filing of 10-K and the 10-Q for the quarter ended March 31, 2012, they could have resulted in late filings of Reports on Form 8-K. SIBE’s management has made changes which it believes have addressed the noted weaknesses. Management’s assessment of disclosure controls and procedures in the quarterly report on form 10-Q for the quarter ended June 30, 2012 will be unqualified.

The disclosure regarding disclosure controls in the 10-K will be amended as follows:

Management’s Report on Disclosure Controls and Procedures

The Company’s management has identified what it believes are deficiencies in the Company’s disclosure controls and procedures. The deficiencies in the Company’s disclosure controls and procedures resulted in failures to timely file periodic reports within the time periods specified in the SEC's rules and forms. The deficiencies in our disclosure controls and procedures included (i) lack of segregation of duties and (ii) lack of sufficient resources to ensure that information required to be disclosed by the Company in the reports that the Company files or submits to the SEC are recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms.

Amy Geddes, CPA
July 10, 2012

The Company intends to take corrective action to ensure that information required to be disclosed by the Company pursuant to the reports that the Company files or submits to the SEC is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Notwithstanding management's identification of areas for improvement, overall management has considered that the Company's disclosure controls and procedures are effective.

On behalf of SIBE, we affirm that:

  SIBE is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  SIBE may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need further information regarding this filing, please contact me at (404) 812-3111 at your earliest convenience.

Very truly yours,

/s/ Gerardo M. Balboni II
Gerardo M. Balboni II

GMB:gmbii
Cc:           Tetyana (Tonya) Aldave